SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PORTER BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

736233 10 7

(CUSIP Number)

Maria L. Bouvette

President and Chief Executive Officer

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Alan K. MacDonald

C. Bradford Harris

Frost Brown Todd LLC

400 West Market Street

32nd Floor

Louisville, Kentucky 40202

Telephone (502) 589-5400

September 21, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 736233 10 7	13D	(page 2 of 8)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.

J. Chester Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

2,783,647
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,783,647
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,783,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.5%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 736233 10 7	13D	(page 3 of 8)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.

Maria L. Bouvette.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

2,455,168
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,455,168
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,455,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 736233 10 7	13D	(page 4 of 8)

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the shares of common stock, no par value of Porter Bancorp, Inc., a Kentucky corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D Statement is hereby filed jointly by J. Chester Porter (“Porter”) and Maria L. Bouvette (“Bouvette”) (collectively the “Reporting Persons”). Both of the Reporting Persons are individuals.

Exhibit 1 to this Statement is a written agreement between the Reporting Persons that authorizes the filing of this Statement on behalf of each of them.

(b)	Porter’s business address is 162 South Buckman Street, Shepherdsville, Kentucky 40165. Bouvette’s business address is 2500 Eastpoint Parkway, Louisville, Kentucky 40223.

(c)	Porter is the Chairman of the Board and General Counsel of the Issuer. Porter is also a partner in the law firm Porter and Associates. Bouvette is the President and Chief Executive Officer of the Issuer. The Issuer’s principal office is 2500 Eastpoint Parkway, Louisville, Kentucky 40223. The principal office of Porter and Associates is 162 South Buckman Street, Shepherdsville, Kentucky 40165.

(d-e)	Neither of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	Both Reporting Persons are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Porter and Bouvette jointly incorporated and capitalized the Issuer in 1988 and were its sole shareholders until December 31, 2005. Following their sales of shares in the Issuer’s recent initial public offering on September 20, 2006, Porter owns 2,783,647 shares or 36.5% of the outstanding common stock of the Issuer, and Bouvette owns 2,455,168 shares or 32.2% of the outstanding common stock of the Issuer. Together they own 5,238,815 shares or 68.6% of the outstanding common stock of the Issuer.

CUSIP No. 736233 10 7	13D	(page 5 of 8)

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons together own more than a majority of the issued and outstanding shares of the Issuer’s common stock, the sole class of the Issuer’s voting securities. The Reporting Persons intend to exercise their voting power for the purpose of directing the business and affairs of the Issuer. They have the voting power to determine the outcome of any matter submitted to a vote of the shareholders, including but not limited to, the election or removal of the entire board of directors, any amendment to the articles of incorporation or bylaws, and any merger, consolidation or sale of all or substantially all of the Issuer’s assets.

Except as described in the preceding paragraph, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. However, both Reporting Persons intend to continuously review the business and prospects of the Issuer, and may, at any time and from time to time, depending upon future developments, formulate plans or proposals that relate or would result in any of the events enumerated in the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a-b)	Porter is the beneficial owner of 2,783,647 shares representing 36.5% of the Issuer’s outstanding common stock. This includes options to purchase 9,805 shares which are fully exercisable. Porter has sole power to vote and dispose of his shares and disclaims beneficial ownership of the shares owned by Bouvette.

Bouvette is the beneficial owner of 2,455,168 shares representing 32.2% of the Issuer’s outstanding common stock. This includes options to purchase 9,805 shares which are fully exercisable. Bouvette has sole power to vote and dispose of her shares and disclaims beneficial ownership of the shares owned by Porter.

The Reporting Persons founded the Issuer and have managed its operations together for more than seventeen years. There are no formal agreements or arrangements between Porter and Bouvette pursuant to which either of them may be deemed to currently have voting or dispositive power with respect to the shares owned by the other.

(c)	In connection with the Issuer’s recent initial public offering, and through the underwriters involved with the offering, Porter sold 150,000 shares on September 21, 2006 at a price of $24.00 per share.

CUSIP No. 736233 10 7	13D	(page 6 of 8)

In connection with the Issuer’s recent initial public offering, and through the underwriters involved with the offering, Bouvette sold 150,000 shares on September 21, 2006 at a price of $24.00 per share.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

The Reporting Persons have entered into lock up-agreements with the Issuer generally providing, subject to limited exceptions, that they will not, without the prior written consent of Sandler O’Neill & Partners, L.P., directly or indirectly, during the period ending one year after the date of the prospectus filed in connection with the Issuer’s initial public offering, offer to sell or otherwise dispose of any shares. Notwithstanding these restrictions, the Reporting Persons will each be entitled to transfer 100,000 shares pursuant to a bona fide gift provided that the donee enters into a lock-up agreement with the Issuer for a period to end on the 180 day anniversary of the completion of the Issuer’s initial public offering.

Porter and Bouvette have also each made testamentary arrangements which provide that if either of them dies, the other will retain voting control of the shares of the deceased person.

Except as described in the preceding paragraphs, and the remainder of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between the Reporting Persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit
1	Joint Filing Agreement dated September 20, 2006 between Porter and Bouvette.

CUSIP No. 736233 10 7	13D	(page 7 of 8)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: September 20, 2006

By	/s/ J. Chester Porter
Name:	J. Chester Porter

By	/s/ Maria L. Bouvette
Name:	Maria L. Bouvette

CUSIP No. 736233 10 7	13D	(page 8 of 8)

Exhibit 1

JOINT FILING AGREEMENT

Dated as of September 20, 2006

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of J. Chester Porter and Maria L. Bouvette on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, no par value, of Porter Bancorp, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of September 2006.

By	/s/ J. Chester Porter
Name:	J. Chester Porter

By	/s/ Maria L. Bouvette
Name:	Maria L. Bouvette